15048267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mazzone & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Fourteenth St., NE, Suite 2800, Office Tower at the Four Seasons
(No. and Street)

Atlanta (City) GA (State) 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

404.931.8545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGL | Ascent Group, LLC
(Name – *if individual, state last, first, middle name*)

2810 Premiere Parkway, Ste. 200 (Address) Duluth (City) Georgia (State) 30097 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dominic C. Mazzone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mazzone & Associates, Inc., as of February 2, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable.

Signature

Chief Executive Officer
Title

Notary Public

MARGARET B JERNIGAN
NOTARY PUBLIC
DEKALB COUNTY, GEORGIA
MY COMMISSION EXPIRES JULY 31, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZZONE & ASSOCIATES, INC.

FINANCIAL STATEMENTS
(PUBLIC)

For the Year Ended December 31, 2014

TABLE OF CONTENTS

AGL | Ascent
Your Financial Business Matters.

2810 Premiere Parkway Suite 200
Duluth, Georgia 30097
www.agl-ascent.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Mazzone & Associates, Inc.

We have audited the accompanying financial statements of Mazzone & Associates, Inc. (a Georgia corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of loss and members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Mazzone & Associates, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mazzone & Associates, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Mazzone & Associates, Inc.'s financial statements. The supplemental information is the responsibility of Mazzone & Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AGL Ascent Group, LLC

Duluth, Georgia
January 30, 2015

MAZZONE & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

Assets		
Cash and cash equivalents	$	111,399
Prepaid expenses		29,549
Property and equipment, net		5,193
Deposits		15,040
Total Assets	$	161,181
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	75,856
Total Liabilities		75,856
Shareholder's Equity		
Common stock, $0.01 par value, 1,000 shares authorized; 550 shares issued and outstanding		6
Additional paid-in capital		124,989
Retained earnings		(39,670)
Total Shareholder's Equity		85,325
Total Liabilities and Shareholder's Equity	$	161,181

See accompanying notes to financial statements.

1. Organization and description of business

Mazzone & Associates, Inc. (the "Company"), is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides agency transactions, investment banking, mergers and acquisitions advisory, and corporate finance services including structuring debt to middle market companies, private equity groups, and individuals buying and selling companies in multiple industry sectors throughout the United States of America. The Company generates revenue from a few large transactions. Because of the nature of this business, the Company may experience long periods of time without closing a transaction. The Company, a Georgia corporation formed on February 2, 2007, is based in Atlanta, Georgia.

2. Summary of significant accounting policies

a. Basis of accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b. Investment banking, investment advisory fees, and other advisory services

Investment banking revenues include fees and commissions, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment advisory fees include mergers and acquisitions transaction fees earned. Other advisory services include fees earned from providing merger and acquisition and financial advisory services. Investment banking, investment advisory fees, and other advisory services are recorded at the date of settlement or the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions are also recorded at the date of settlement.

c. Advertising costs

Advertising and promotion expenses are recognized as incurred. During the year ended December 31, 2014 the Company expensed advertising and marketing costs of approximately $22,300.

2. **Summary of significant accounting policies (continued)**

d. Income taxes

The Company has elected to be taxed as an S Corporation for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its shareholder.

FASB ASC 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC 450, *Contingencies*. Management believes there are no material estimates that should be accrued as of December 31, 2014. The Company is no longer subject to examination by taxing authorities for tax years prior to 2010.

e. Cash and cash equivalents

The Company considers all cash and money market investments with original maturities of three months or less to be cash equivalents.

f. Property and equipment

Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC 360. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of deprecation are eliminated from the accounts and any resulting gain or loss is recognized.

Furniture and fixtures, software, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

g. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

h. Fair value of financial instruments

The Company determines the fair value of financial instruments in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

There were no assets or liabilities measured at fair value on a recurring basis at December 31, 2014.

2. Summary of significant accounting policies (continued)

i. Accounts receivables and bad debts

Management believes that all accounts receivable are fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts are determined to be uncollectible, the receivables are charged to operations when that determination is made. Accounts receivable are generally due within thirty to sixty days of the invoice date and considered past due after the specified due date.

j. Subsequent events

The Company evaluates subsequent events in accordance with FASB ASC 855, *Subsequent Events*. The Company has evaluated subsequent events through the date and time the financial statements were issued on January 30, 2015.

3. Property and equipment

Property and equipment recorded at cost as of December 31, 2014, consists of the following classifications:

Equipment	$	35,005
Furniture and fixtures		11,575
Telephone		2,188
		48,768
Less accumulated depreciation and amortization		43,575
Net property and equipment	$	5,193

Depreciation expense charged to operations totaled $3,728 for the year ended December 31, 2014.

4. Operating leases

The Company has a noncancelable operating lease agreement for office space that expires in 2018 with escalating monthly payments ranging from $3,648 to $8,459.

The Company has an operating lease agreement for a vehicle that began in August of 2013. The lease term is 36 months and payments are $1,115 per month.

Vehicle and office rental expenses charged to operations under the lease agreements totaled approximately $114,000 for the year ended December 31, 2014.

As of December 31, 2014, minimum future payments required under the terms of the operating leases were as follows:

For the year ending December 31,	
2015	$ 107,208
2016	105,560
2017	99,535
2018	16,918
	$ 329,221

5. Retirement plan

The Company has a simplified employee pension plan (SEP) for employees. Under the Plan, the Company makes discretionary contributions to traditional IRA accounts on behalf of eligible employees. Employees are 100% vested in all contributions. For the year ended December 31, 2014, the Company did not make a contribution to the Plan.

6. Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2014, the Company has net capital of $35,543, which exceeds its requirement of $5,057 by $30,486.

7. **Concentrations**

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash deposits did not exceed the insured amount at December 31, 2014.

The Company is engaged in various agency and investment banking brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.